UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 9, 2013

Commission File Number: 001-35548

EDWARDS GROUP LIMITED

(Name of Registrant)

Manor Royal

Crawley

West Sussex

RH10 9LW

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Edwards Group Limited Raises Guidance
for the Second Quarter of 2013

Crawley, West Sussex, United Kingdom, July 9, 2013 — In advance of management’s attendance at the Semicon West 2013 conference in San Francisco, Edwards Group Limited (NASDAQ: EVAC) (“Edwards” or the “Company”) today revised its financial guidance for the second quarter ended June 30, 2013 based on an analysis of preliminary unaudited results.

The following highlights of expected results for the second quarter are preliminary and are subject to change pending the full release of the Company’s fiscal second quarter results expected on July 30, 2013.

•                  Revenue in the range of £162 to £164 million, above previous guidance of £145 to £160 million.

•                  Adjusted net income also expected to come in well above the previous guidance of £12 to £15 million.

Jim Gentilcore, CEO of Edwards, said, “We are very pleased with the strong top-line growth achieved in the second quarter, which has exceeded the guidance we provided on our first quarter earnings call on April 30, 2013.  At that time we indicated we saw the potential for continued momentum through the period in semiconductor revenues in particular.  This can be seen to have happened, with additional support from Flat Panel revenues.  It is too early to judge the degree to which these orders reflect pull-ins from Q3, or incremental orders principally from our major end-user customers and we look forward to updating the market in more detail at the end of the month.”

Contacts

Investor Relations:

Ross Hawley

Head of Investor Relations

Edwards

+44 (0)1293 528844

investors@edwardsvacuum.com

Monica Gould

The Blueshirt Group

+1 212 871-3927

monica@blueshirtgroup.com

Forward-Looking Statements

This document may include forward-looking statements such as statements regarding the Company’s business strategy, financial condition, results of operations and market data, as well as other statements that are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, the Company does not have any intention or obligation to publicly update or revise any forward-looking statements after the Company distributes this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in the Company’s SEC filings. Copies of the Company’s SEC filings are available from the SEC website, www.sec.gov.

About Edwards

Edwards is a leading developer and manufacturer of sophisticated vacuum products, abatement systems and related value-added services. These are integral to manufacturing processes for semiconductors, flat panel displays, LEDs and solar cells; are used within an increasingly diverse range of industrial processes including power, glass and other coating applications, steel and other metallurgy, pharmaceutical and chemical; and for both scientific instruments and a wide range of R&D applications.

Edwards has over 3,200 full-time employees and 500 temporary workers operating in approximately 30 countries worldwide engaged in the design, manufacture and support of high technology vacuum and exhaust management equipment.

Edwards’ American Depositary Shares trade on The NASDAQ Global Select Market under the symbol EVAC. Further information about Edwards can be found at www.edwardsvacuum.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 9, 2013	EDWARDS GROUP LIMITED

	By:	/s/ Adam Ramsay

	Name:	ADAM RAMSAY

	Title:	GENERAL COUNSEL